November 27, 2009

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Asset Allocation Portfolios, Inc. (File Nos. 33-116351; 811-21591) (the “Registrant”)

Dear Mr. Hallock:

Please find below our responses to your comments that we discussed on November 16, 2009, regarding the Post-Effective Amendment, filed on September 18, 2009, to the Registrant’s registration statement.  For your convenience, we restate each of your comments prior to our responses.

1.           LIVESTRONG prospectus – Fees and Expenses table

Comment: Is “none” the appropriate response for each fund’s management fee?

Response:  Yes.  The advisor does not receive a management fee for managing the LIVESTRONG Portfolios.  Although the advisor and/or its wholly owned subsidiary receive management fees for managing the underlying funds in which the funds invest, such fees are included in the “Acquired Fund Fees and Expenses” line of the fee table.  Additionally, the administrative fee, which is paid to the advisor for certain shareholder services provided to the Investor, Advisor and R Classes, is included in the “Other Expenses” line of the Fees and Expenses table (see Comment 2 below).

2.           LIVESTRONG prospectus – Fees and Expenses table

Comment:  The funds’ “Other Expenses” have been divided into the following two sub-captions: “Administrative Fee” (0.20% for Investor, Advisor and R Classes) and “Other Expenses” (0.00% for all Classes).  If this caption is divided into subcaptions, the funds must include a total of all “Other Expenses.”  Alternatively, the funds may include the components of “Other Expenses” in a parenthetical to the caption.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Howie Hallock
November 27, 2009

Response: We have combined each fund’s administrative fee and other expenses under the following caption: “Other Expenses (Administrative Fee).”

3.           LIVESTRONG prospectus – Principal Investments, Principal Risks and Performance

Comment:  The “Principal Investments, Principal Risks and Performance” sections include a table showing each fund’s “current target allocation for the various asset classes and underlying funds.”  It is unclear whether this table describes the strategies of the underlying funds or lists the underlying funds’ names.

Response:  The table lists the names of the underlying funds.  We have added the word “Fund” to each underlying fund’s name (i.e., NT Growth Fund, International Bond Fund, etc.) to help clarify this point.

4.           LIVESTRONG prospectus – Principal Investments, Principal Risks and Performance

Comment:  Consider describing whether the funds’ allocations are ever rebalanced?  Also consider describing the circumstances under which the advisor may change the portfolios’ underlying funds or their allocations?

Response:  Based on the staff’s comments, we have added disclosure to each fund’s Summary section stating that: (1) the fund’s managers regularly review the allocations to determine whether rebalancing is appropriate, and (2) although we do not intend to make frequent tactical adjustments to the target asset mix or trade actively among the underlying funds, we reserve the right to do so should circumstances warrant a change.  This information was previously included only in the “Objectives, Strategies and Risks” section of the prospectus.

5.           LIVESTRONG prospectus – Principal Investments, Principal Risks and Performance

Comment:  The staff confirmed that it does not object to the inclusion of the following disclosures in the Fund Summary sections of the prospectus: (1) the table showing each fund’s current target allocation for the various asset classes and underlying funds; and (2) the graph depicting the fund’s “glidepath” (i.e., how the fund’s allocation among stocks, bonds and cash changes over time). The staff noted that although such disclosures are not required or expressly permitted by Form N-1A, they are beneficial to investors’ understanding of the LIVESTRONG Portfolios’ strategy.

Mr. Howie Hallock
November 27, 2009

Response:  We agree that these items are helpful and will continue to include them.

6.           LIVESTRONG prospectus – Principal Investments, Principal Risks and Performance

Comment:  Consider adding the following disclosure to each fund’s “Principal Loss” risk factor: (1) the fund may lose money near to, at or after an investor’s retirement date; and (2) there is no guarantee that the fund will provide adequate income at or through an investor’s retirement.

Response: The suggested language has been added.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at kgn@americancentury.com or 816-340-3226.

Kind regards,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Secretary